UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number 001-37915

Fortis Inc.

Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada, A1E 0E4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Recent Developments as of May 2022

Term Loan Facility

On May 13, 2022, Fortis Inc. (the “Registrant”) entered into an unsecured non-revolving term credit facility agreement with The Bank of Nova Scotia to borrow an aggregate principal amount of up to US$500,000,000. The facility has an initial one-year term and is repayable by the Registrant at any time without penalty. The facility provides the Registrant with additional, cost effective short-term financing and liquidity and enhances financial flexibility related to managing debt redemptions and maturities.

FERC Complaint Relating to ITC Midwest LLC

On May 10, 2022, the Iowa Coalition for Affordable Transmission, including Alliant Energy Corporation, filed a Section 206 complaint with the Federal Energy Regulatory Commission (“FERC”), seeking to lower ITC Midwest LLC’s equity ratio from 60% to 53%. The complaint alleges that ITC Midwest LLC does not meet FERC’s three-part test for permitting the use of a utility’s actual capital structure for ratemaking purposes which requires that ITC Midwest LLC (a) issue its own debt without guarantees, (b) have its own credit rating, and (c) have a structure within the range of approved structures. ITC Midwest LLC intends to respond to this complaint, which it believes is without merit. The timing and outcome of this proceeding remains uncertain.

Redemption of Senior Unsecured Notes

On May 9, 2022, the Registrant announced the redemption, effective as of June 9, 2022, of its $500,000,000 aggregate principal amount of 2.85% senior unsecured notes due December 2023.

Election of New Directors

At the Registrant’s annual and special meeting of shareholders held on May 5, 2022, one new director, Lisa Crutchfield, was elected to the Registrant’s board of directors for the first time. As a result of the election of Ms. Crutchfield, the Registrant currently has thirteen directors, over half of whom are women.

Amendment to Credit Facility Agreement

On May 4, 2022, the Registrant amended and restated its $1,300,000,000 corporate committed revolving credit facility agreement to: (a) extend the maturity date by one year to July 2027; and (b) introduce a sustainability-linked loan structure that links the Registrant’s achievement of key performance indicator targets for diversity on the Registrant’s board of directors and Scope 1 greenhouse gas emissions for 2022 through 2025, with maximum annual margin pricing adjustments of +/- 5 basis points and +/- 1 basis point for drawn and undrawn funds, respectively.

INCORPORATION BY REFERENCE

This report on Form 6-K is incorporated by reference into the following Registration Statements of the Registrant, as amended or supplemented: Form S-8 (File No. 333-264838); Form S-8 (File No. 333-226663); Form S-8 (File No. 333-236213); Form F-3 (File No. 333-249039); and Form F-10 (File No. 333-250996).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTIS INC.

Date: May 24, 2022	By:	/s/ James R. Reid
		Name:	James R. Reid
		Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary